EARTH SCIENCE TECH, INC.

8000 NW 31ST STREET, UNIT 19

DORAL, FL 33122

July 22, 2019

Steve Lo

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Earth Science Tech, Inc.
Form 10-K for Fiscal Year Ended March 31, 2019
Filed July 1, 2019
File No. 000-55000

Dear Mr. Lo:

By letter dated July 18, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Earth Science Tech, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for the fiscal year ended March 31, 2019 filed on July 1, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended March 31, 2019

Item 9A. Controls and Procedures, page 35

1.	Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2019.

Response: We have revised our disclosure in Item 9A. Control and Procedures to include the conclusions of our principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2019.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Nickolas Tarbaue
Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122